SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   --------

                                   FORM 6-K

                                   --------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For November 29, 2004



                                 CNOOC Limited

                (Translation of registrant's name into English)

               -----------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


               -----------------------------------------------



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)


                Form 20-F   X           Form 40-F
                          -------                 -------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                     No           X
                          -------                 -------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

I.  Company Press Release
-------------------------

        CNOOC Limited Raises Financing Through Issue of US$850 Million
                         Zero Coupon Convertible Bonds

(Hong Kong, 25th November, 2004)- CNOOC Limited (NYSE: CEO; SEHK: 883, the "Company"), through CNOOC Finance (2004) Limited, a wholly owned finance subsidiary, has made an offering of US$850 million zero coupon convertible bonds (the "Bonds") due 2009. The Company has also granted the Managers an over-allotment option to offer additional Bonds aggregating US$150 million. The Bonds were placed to non-U.S. investors pursuant to Regulation S under the United States Securities Act of 1933, as amended (the "Securities Act"). The Bonds will be convertible into shares of CNOOC Limited ("Shares") at a price of HK$6.075 per Share, subject to adjustment, reflecting a premium of 35.75% over the closing price of the Shares quoted on The Stock Exchange of Hong Kong Limited on 25th November 2004.

Bondholders have the right to convert their Bonds into Shares at any time 30 days after closing or until 30 days before the Maturity Date on 15th December, 2009 (the "Conversion Rights"). They can also choose to redeem the Bonds on the maturity date at a predetermined 105.114% of the issue price or if they prefer an early redemption three years after closing, they can redeem at 103.038% of the issue price. The Company has a call option at any time after 15th December, 2007, in whole or in part at a predetermined price. Upon the valid exercise of the Conversion Rights, the Company may choose either cash settlement or delivery of some or all of the Shares required.

CNOOC Limited intends to use the net proceeds of the offering to fund its capital expenditure program and for general corporate purposes.

Commenting on the offering, Mr. Fu Chengyu, CNOOC Limited's Chairman and Chief Executive Officer, said, "CNOOC Limited's strategy remains focused on developing our offshore resources and expanding our natural gas platform. The convertible bond issue enhances our financial flexibility and secures low-cost funding to support our growth strategy."

Dr. Mark Qiu, Chief Financial Officer and Senior Vice President, added, "We are pleased to complete another landmark fund-raising, the largest international convertible bond issue by a Chinese company. The Company took advantage of favourable market conditions to further optimize our capital structure. It's another hallmark of our prudent and active financial management strategy."

UBS, JP Morgan and Merrill Lynch are acting as the Joint Bookrunners for the offering. CSFB, Goldman Sachs, JP Morgan, Merrill Lynch and UBS are acting as the Joint Lead Managers for the offering. ABN Amro is acting as a Co-Manager of the offering.

The Bonds have not been registered under the Securities Act, and were offered and sold only to certain non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act. Unless so registered, the Bonds may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. This press release is neither an offer to sell nor a solicitation of an offer to buy any of the Bonds in the United States or any other jurisdiction.



                                    - End -

CNOOC Limited - Background


Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2003, CNOOC Limited's net proved reserves were 2.1 billion barrels-of-oil equivalents
(BOE) and its net daily production for the first half ended June 30, 2004 was 365,771 BOE (Unaudited).


CNOOC Limited is currently engaged in exploration, development and production in four major areas offshore China, which cover Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is also one of the largest offshore crude oil producers in Indonesia and has about 2,447 employees.



CNOOC Limited - Relationship with its Parent Company

CNOOC Limited, incorporated in Hong Kong, is a 70.64% held subsidiary of China National Offshore Oil Corporation. CNOOC Limited is the sole vehicle through which China National Offshore Oil Corporation carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

China National Offshore Oil Corporation, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.



*** *** *** *** *** *** *** *** *** *** *** *** *** *** *** *** *** *** *** ***
                                      ***


This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.


*** *** *** *** *** *** *** *** *** *** *** *** *** *** *** *** *** *** *** ***
                                      ***



For further enquiries, please contact:


Mr. Xiao Zongwei
Director of Investor Relations
CNOOC Limited
Tel: (86) 10 8452 1646
Fax: (86) 10 8452 1648
E-mail: xiaozw@cnooc.com.cn


Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd.
Tel: (852) 3141 8082
Fax: (852) 2510 8199
E-mail: Sharon.Fung@knprhk.com

II.  Company Announcement
-------------------------

The following announcement was made pursuant to the Listing Rules of The Stock Exchange of Hong Kong Limited. The securities described therein have not been registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and were offered and sold only to certain non-U.S. persons in transactions outside the United States in reliance on Regulation S under the Securities Act.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities and neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever. Neither this announcement nor any copy hereof may be taken into or distributed in the United States or to any U.S. persons. Securities may not be offered or sold in the United States absent registration or an exemption from registration, and the securities described herein will be sold only in accordance with all applicable laws and regulations.

                                [LOGO OMITTED]
                                CNOOC Limited
                             [Chinese Characters]
              (Incorporated in Hong Kong with limited liability)
                               (Stock Code: 883)

           PROPOSED ISSUE OF ZERO COUPON CONVERTIBLE BONDS DUE 2009
                      CONVERTIBLE INTO ORDINARY SHARES OF
                                 CNOOC LIMITED

------------------------------------------------------------------------------
The Company announces that on 25th November, 2004, the Company, as issuer of Shares, and its wholly-owned subsidiary, CNOOC Finance (2004), as issuer of Bonds, entered into the Subscription Agreement with, among others, the Lead Managers, pursuant to which the Managers have agreed to subscribe and pay for or to procure subscribers to subscribe and pay for the Bonds to be issued at par by CNOOC Finance (2004) in an aggregate principal amount of US$850 million (equivalent to approximately HK$6,605 million), or on exercise of the Option in full, an aggregate principal amount of US$1,000 million (equivalent to approximately HK$7,770 million), in accordance with the terms of the Subscription Agreement.

The initial Conversion Price is HK$6.075 per Share, representing a premium of 35.75% over the closing price of the Shares of HK$4.475 on the Stock Exchange on 25th November, 2004 being the date of the Subscription Agreement and a premium of 36.36% to the 5-day average closing price of the Shares over the 5 Trading Days up to and including 25th November, 2004 of HK$4.455. Assuming full conversion of the Bonds at the initial Conversion Price of HK$6.075, the Bonds will be convertible into approximately 1,086,956,200 Shares, representing approximately 2.65% of the issued share capital of the Company as at the date of the Subscription Agreement and approximately 2.58% of the issued share capital of the Company as enlarged by the issue and allotment of the Conversion Shares, without taking into account the Option.

The Bondholders will have the right to convert their Bonds into Shares at any time on and after 15th January, 2005 up to the close of business (at the place where the certificate evidencing such Bond is deposited for conversion) on 15th November, 2009. Unless previously redeemed or converted or purchased and cancelled, the Bonds will be redeemed at 105.114% of their principal amount on the Maturity Date.

The Bonds will be offered outside the United States in reliance upon Regulation S of the U.S. Securities Act of 1933 (as amended) and to more than six (6) professional investors in Hong Kong and elsewhere (other than the United States) but none of the Bonds will be offered to the public in Hong Kong nor will they be placed to any connected persons (as defined in the Listing Rules) of the Company.

Completion of the Subscription Agreement is subject to the satisfaction and/or waiver of the conditions precedent therein. In addition, the Subscription Agreement may be terminated under certain circumstances. Please refer to the paragraph headed "THE SUBSCRIPTION AGREEMENT" below for further information.

As the Subscription Agreement may or may not complete, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

The Conversion Shares will be issued and allotted by the Company pursuant to the general mandate granted to
------------------------------------------------------------------------------

------------------------------------------------------------------------------
the Directors at the annual general meeting of the Company held on 14th June, 2004. Such general mandate has not been utilised since granted.

The Company will apply to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares.

An application will be made for the listing of, and permission to deal in, the Bonds on the Stock Exchange as selectively marketed debt securities.
------------------------------------------------------------------------------

The Subscription Agreement


Date:        25th November, 2004

Parties:     The Company, issuer of Conversion Shares

             CNOOC Finance (2004), issuer of Bonds

             The Lead Managers, J.P. Morgan Securities Ltd., Merrill Lynch International and UBS AG, and other managers named in the Subscription Agreement (the "Managers")

             To the best of the directors' knowledge, information and belief, the Lead Managers and the ultimate beneficial owner of the Lead Managers are third parties independent of the Company and are not connected persons (as defined in the Listing Rules) of the Company.

Subject to the fulfillment of the conditions set out below in the section headed "Conditions", the Managers have agreed to subscribe and pay for or procure subscribers to subscribe and pay for all the Bonds with an initial aggregate principal amount of US$850 million (equivalent to approximately HK$6,605 million), or on exercise of the Option in full, an aggregate principal amount of US$1,000 million (equivalent to approximately HK$7,770 million). The subscribers are independent parties and are not connected persons (as defined in the Listing Rules) of the Company.

The Bonds will be offered outside the United States in reliance upon Regulation S of the U.S. Securities Act of 1933 (as amended) and to more than six (6) professional investors in Hong Kong and elsewhere (other than the United States) but none of the Bonds will be offered to the public in Hong Kong nor will they be placed to any connected persons (as defined in the Listing Rules) of the Company.

Undertaking

The Company has agreed in the Subscription Agreement that it or any of its subsidiaries or other affiliates over which it exercises management or voting control, or any person acting on its or their behalf will not, from the date of the Subscription Agreement until 90 days after the Closing Date, without the prior written consent of the Lead Managers (such consent not to be unreasonably withheld), issue, offer, sell, contract to sell, pledge or otherwise dispose of (or publicly announce any such issuance, offer, sale or disposal) any Shares of the Company or securities convertible or exchangeable into or exercisable for Shares of the Company or warrants or other rights to purchase Shares of the Company or any security or financial product whose value is determined directly or indirectly by reference to the price of the Shares, including equity swaps, forward sales and options representing the right to receive any Shares save for Shares issued pursuant to the conversion provisions of the Bonds other than such options granted by the Company pursuant to any publicly disclosed employee share option scheme of the Company.

China National Offshore Oil Corporation has, in its capacity as a substantial shareholder of the Company, undertaken to the Lead Managers that it will not, from the date of the Subscription Agreement until 90 days after the Closing Date, without the prior written consent of the Lead Managers (such consent not to be unreasonably withheld), pledge, sell, contract to sell, sell any contract to purchase, purchase any option to sell, grant any option, right or warrant to subscribe, otherwise transfer or dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares or any securities which are convertible into or exercisable or exchangeable for or otherwise carrying rights to acquire Shares or enter into any agreement or arrangement whereby any such securities or interests may be issued during the said period or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Shares or publicly announce any such sale or disposal of any Shares.

Conditions Precedent of the Subscription Agreement

Completion of the Subscription Agreement is conditional upon, among other things:

(i) the execution of a trust deed constituting the Bonds and a paying and conversion agency agreement by all respective parties each in a form satisfactory to the Lead Managers;

(ii) the Stock Exchange shall have agreed, subject to any conditions reasonably satisfactory to the Lead Managers, to list the Bonds and the Stock Exchange shall have agreed to list the Shares to be issued upon conversion of the Bonds (or, in each case, the Lead Managers being reasonably satisfied that such listing will be granted);

(iii) the delivery to the Managers by the Company of legal opinions in relation to, amongst other things, enforceability of the Subscription Agreement, from English counsels in the form reasonably satisfactory to the Lead Managers; and

(iv) the delivery to the Managers of auditors' comfort letters in relation to the Group's certain financial information in the form reasonably satisfactory to the Lead Managers.

In the event that the conditions are not fulfilled or waived in whole or in part by the Closing Date in accordance with the terms of the Subscription Agreement, the parties to the Subscription Agreement shall be released and discharged from their respective obligations under the Subscription Agreement. The Lead Managers, not the Company, may (on behalf of the Managers) waive compliance with all or any of the conditions above. The Lead Managers have not indicated that they will waive any of the conditions as at the date of this announcement. None of the above conditions has been fulfilled as at the date of this announcement. If listing approval for the Conversion Shares is not granted, the Company expects the Lead Managers will not waive this condition.

Termination

The Lead Managers may also by notice in writing to the Company given any time prior to the payment of net subscription monies to the Company for the Bonds terminate the Subscription Agreement in any of the following circumstances:

(i) if there shall have come to the notice of the Lead Managers any breach of, or any event rendering untrue or incorrect in any respect, any of the warranties and representations contained in the Subscription Agreement or any failure to perform any of the Company's undertakings or agreements in the Subscription Agreement; or

(ii) if there shall have occurred any change, or any development involving a prospective change, in national or international monetary, financial, political or economic conditions or currency exchange rates or foreign exchange controls which would in the Lead Managers' view be likely to prejudice materially the success of the offering and distribution of the Bonds or dealings in the Bonds in the secondary market; or

(iii) if there shall have occurred a general moratorium on commercial banking activities in the United Kingdom or United States or Hong Kong or Singapore by any United Kingdom, New York State, United States Federal or Hong Kong or Singapore authorities which would in the Lead Managers' view be likely to prejudice materially the success of the offering and distribution of the Bonds or dealings in the Bonds in the secondary market; or

(iv) if on or after the date of the Subscription Agreement there shall have occurred either of the following: (i) a suspension or material limitation of trading in securities generally on the New York Stock Exchange, the London Stock Exchange plc, or the Hong Kong Stock Exchange; or (ii) a suspension in trading in the Company's securities on the Hong Kong Stock Exchange (save in circumstances in which such suspension is routine in nature), which in either case would in the Lead Managers' view be likely to prejudice materially the success of the offering and distribution of the Bonds or dealings in the Bonds in the secondary market; or

(v) if there shall have occurred an outbreak or escalation of hostilities or act of terrorism which would in the Lead Managers' view be likely to prejudice materially the success of the Offering and distribution of the Bonds or dealings in the Bonds in the secondary market.

Upon such termination, the Subscription Agreement shall be of no further effect save for accrued liability as provided in the Subscription Agreement. Subject to the foregoing, the Subscription Agreement is expected to be completed on the Closing Date and the Bonds are expected to be issued on the Closing Date.

Conversion

The initial Conversion Price at HK$6.075 per Share represents a premium of 35.75% to the closing price of the Shares quoted on the Stock Exchange on 25th November, 2004 of HK$4.475; (ii) a premium of 36.36% to the 5-day average closing price of the Shares over the 5 Trading Days up to and including 25th November, 2004 of HK$4.455; and (iii) a premium of 40.54% to the 10-day average closing price of the Shares over the 10 Trading Days up to and including 25th November, 2004 of HK$4.323. The premium reflects the confidence which the Company places on its share price.

The initial Conversion Price of HK$6.075 per Share is negotiated between the Company and the Lead Managers (on behalf of the Managers) on an arm's length basis and by reference to the closing price of the Shares on the Stock Exchange on 25th November, 2004.

The Conversion Shares will be issued and allotted by the Company pursuant to the general mandate granted to the Directors at the annual general meeting of the Company held on 14th June, 2004. Such general mandate has not been utilised shall granted.

Principal Terms Of The Bonds

The principal terms of the Bonds, which will be constituted by a trust deed to be entered into between the Company and the Trustee, are summarised as follows:

Principal Amount

The aggregate principal amount of the Bonds will be US$850 million (equivalent to approximately HK$6,605 million), or on exercise of the Option in full, an aggregate principal amount of US$1,000 million (equivalent to approximately HK$7,770 million).

Issue Price

100% of the principal amount of the Bonds, that is, US$850 million (equivalent to approximately HK$6,605 million), or on exercise of the Option in full, an aggregate principal amount of US$1,000 million (equivalent to approximately HK$7,770 million).

Interest

Save for such default interest provided in the terms and conditions of the Bonds, the Bonds bear no interest.

Conversion Period

Bondholder(s) will, subject to the Company's right to elect to pay converting Bondholders cash in lieu of Shares, have the right to convert their Bonds into Shares at any time during the Conversion Period. No fractional Shares will be issued as a result of the conversion of the Bonds.

Conversion Price

The Bonds will be convertible into Shares at an initial Conversion Price of HK$6.075 (converted into US dollars at a predetermined exchange rate). The Conversion Price will be subject to adjustment for, among other things, subdivision or consolidation of Shares, bonus issues, rights issues, distributions and other dilutive events.

The Conversion Price shall not be reduced to below the par value of the Shares (currently HK$1.00 per Share).

In lieu of delivery of some or all of the Shares required to be delivered upon the valid exercise of a conversion right under the Bonds, the Company, not the holder of the Bonds, may elect to make a cash settlement payment in respect of all or any portion of a Bondholder's Bonds deposited for conversion.

Ranking of Conversion Shares

Conversion Shares will rank pari passu in all respects with the Shares in issue on the relevant date of registration of holders of such Shares on the register of members of the Company.

Transfer

The Bonds will be transferable in accordance with the terms and conditions of the Bonds. The Bondholders will be required to notify the Company of any transfer of the Bonds. No transfer of title to a Bond will be valid unless and until registered on the register of Bondholders.

Maturity

Unless previously redeemed, converted or purchased and cancelled in the circumstances referred to in the conditions of the Bonds, the Company will redeem each Bond at 105.114% of its principal amount on the Maturity Date.

Redemption at the Option of the Bondholders

On 15th December, 2009, each Bondholder will have the right at such holder's option, to require the Company to redeem all or some of the Bonds at 103.038% of their principal amount subject to the delivery of a written notice in accordance with the terms and conditions of the Bonds.

Redemption at the Option of the Company

On or at any time after 15th December, 2004 but not less than seven business days prior to the Maturity Date, the Company may redeem all, but not some only, (being US$1,000 (equivalent to approximately HK$7,700) in principal amount or integral multiples thereof) of the Bonds at the Early Redemption Amount.

Redemption for Taxation Reasons

The Company may redeem all, but not some only, of the Bonds at the Early Redemption Amount together with accrued interest in the event of changes in, or amendment to, the laws and regulations regarding taxation in Hong Kong or such other relevant jurisdictions.

Redemption for Delisting or Change of Control

Each Bondholder shall have the right, at such Bondholder's option, to require the Company to redeem all or some only of such Bondholder's Bonds at the Early Redemption Amount upon (i) the Shares ceasing to be listed or admitted to trading on the Stock Exchange or, if applicable, the Alternative Stock Exchange; or (ii) the occurrence of a Change of Control with respect to the Company.

Form of the Bonds and Denomination

The Bonds will be in registered form and in denominations of US$1,000 (equivalent to approximately HK$7,770) each.

Ranking of the Bonds

The Bonds will constitute direct, senior, unsubordinated, unconditional and (subject to the terms and conditions of the Bonds) unsecured obligations of the Company and shall at all times rank pari passu and without any preference or priority among themselves.

Bondholders will not have any voting rights until and unless they have converted their Bonds into Conversion Shares.

Listing

Application will be made for the listing of the Bonds on the Stock Exchange as selectively marketed securities. The Company will apply to the Stock Exchange for the listing of, and permission to deal in, the Conversion Shares.

The Company has not raised any funds by means of equity in the past twelve months other than the Shares issued pursuant to the exercise of the options granted under the Company's share option schemes.

Fees

A combined management and underwriting commission and selling concession will be charged by the Managers and paid by the Company.

Effect On The Share Capital Of The Company As A Result Of Conversion

Based on the initial Conversion Price of HK$6.075 per Share and assuming full conversion of the Bonds (assuming no Option is exercised), the Bonds will be convertible into 1,086,956,200 Shares, representing approximately 2.65% of the issued share capital of the Company as at the date of this announcement and approximately 2.58% of the issued share capital of the Company as enlarged by the issue of the Conversion Shares. If the Option is exercised in full and assuming full conversion of the Bonds, the Bonds will be convertible into 1,278,772,000 Shares, representing approximately 3.11% of the issued share capital of the Company as at the date of this announcement and approximately 3.02% of the issued share capital of the Company as enlarged by the issue of the Conversion Shares.

The following table summarises the potential effects on the shareholding structure of the Company as a result of the Bonds Issue (by reference to shareholdings as at the date of this announcement):

                                                                                          Assuming the Bonds are fully
                                                                                      converted into Shares at the initial
                                                                                        Conversion Price of HK$6.075 each
                                               Existing (as at the date of this       (and that the Option is exercised in
                                                        announcement)                                  full)
                                              -----------------------------------     ------------------------------------
                                                                % of issued share                            % of enlarged
                                                                   capital of the                         share capital of
Shareholder                                     No. of Shares             Company       No. of Shares          the Company
--------------------------------------        ---------------   -----------------     ---------------     ----------------
China National
   Offshore Oil Corporation                    29,000,000,000              70.64%      29,000,000,000               68.51%
Public                                         12,052,375,275              29.36%      13,331,147,275               31.49%


Use Of Proceeds

The estimated net proceeds from the issue of the Bonds (after deduction of commission and expenses and assuming no exercise of the Option) are approximately HK$6,430 million and are presently intended to be used by the Company for working capital and general corporate purposes.

Reasons For And Benefits Of The Bonds Issue

The Bonds Issue will raise immediate funds for the Company which can be used for general corporate and working capital purposes. No particular acquisition, projects or plans which will be funded by the Bonds Issue has been identified as at the date of this announcement.

The conversion of the Bonds into the Conversion Shares will enlarge the shareholder capital base of the Company and the Directors consider that this will facilitate the development and expansion of the Company. Taking into account that the Conversion Price represents a premium to the closing price of the Shares as quoted on the Stock Exchange on 25th November, 2004, the Directors are of the view that the terms and conditions of the Bonds and the Subscription Agreement are fair and reasonable and are in the interest of the Group as a whole.

General

The principal activities of the Group are the exploration, development, production and sale of crude oil, natural gas and other petroleum products.

The Company will notify the Stock Exchange if it becomes aware of any dealings in the Bonds by any directors, chief executive and substantial shareholders of the Company or its subsidiaries or any of their respective associates or any connected persons (as defined in the Listing Rules) of the Company and will comply with the Listing Rules.

Completion of the Subscription Agreement is subject to the satisfaction and/or waiver of the conditions precedent therein. In addition, the Subscription Agreement may be terminated under certain circumstances. Please refer to the paragraph headed "THE SUBSCRIPTION AGREEMENT" above for further information.

As the Subscription Agreement may or may not complete, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

As at the date of this announcement, the Board comprises:

Executive Directors
Fu Chengyu (Chairman)
Jiang Longsheng
Zhou Shouwei
Luo Han

Independent non-executive Directors
Chiu Sung Hong
Dr. Kenneth S. Courtis
Dr. Erwin Schurtenberger
Evert Henkes

Terms Used In This Announcement

"Alternative Stock Exchange"            means, at any time, in the case of the Shares, if they are not at that time listed and traded on the Stock Exchange, the principal stock exchange or securities market on which the Shares are then listed or quoted or dealt in

"associate"                             has the meaning ascribed to it under the Listing Rules

"Board"                                 the board of directors of the Company

"Bond(s)"                               the zero coupon convertible bonds due 2009 in the aggregate principal amount of US$850 million (equivalent to approximately HK$6,605 million) (subject to increase to up to US$1,000 million (equivalent to approximately HK$7,770 million) upon the exercise of, the Option)

"Bondholder(s)"                         holder(s) of the Bonds from time to time

"Bonds issue"                           the subscription and issue of the Bonds under the Subscription Agreement

"Change of control"                     occurs when

                                        -   any person or persons (as defined in the terms and conditions of the Bonds) acting together, acquires control of the Company if such person or persons does not or do not have, and would not be deemed to have, control of the Company on the Closing Date

                                        -   the Company consolidates with or merges into or sells or transfers all or substantially all of the Company's assets to any other person, unless the consolidation, merger, sale or transfer will not result in the other person or persons (as defined in the terms and conditions of the Bonds) acquiring control over the Company or the successor entity

                                        -   one or more other persons (as defined in the terms and conditions of the Bonds) acquires the legal or beneficial ownership of all or substantially all of the Company's issued share capital

"Closing Date"                          the date (expected to be on 15th December, 2004 or such other date as the Company and the Lead Managers may agree) on which the Bonds are issued

"CNOOC Finance (2004)"                  CNOOC Finance (2004) Limited, a company incorporated under the laws of
                                        British Virgin Islands with limited liability and which is a wholly-owned subsidiary of the Company

"Company"                               CNOOC Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the Stock Exchange

"connected persons"                     the meaning ascribed to that term in the Listing Rules

"Conversion Period"                     on or after 15th January, 2005 up to and including the close of business (at the place where the certificate evidencing such Bonds is deposited for conversion) on 15th November, 2009 or, if such Bond shall have been called



                                                      9

                                        for redemption before 15th November, 2009, then up to the close of business (at the place aforesaid) on the date no later than seven business days (at the place aforesaid) prior to the date fixed for redemption thereof

"Conversion Price"                      the price per Share at which the Bonds may be converted into Shares which will initially be HK$6.075, and which will be adjusted from time to time in accordance with the terms and conditions of the Bonds

"Conversion Shares"                     Shares to be allotted and issued by the Company upon conversion of the
                                        Bonds

"Directors"                             directors of the Company

"Early Redemption Amount"               the amount calculated in accordance with the terms and conditions of the Bonds

"Group"                                 the Company and its subsidiaries

"HK$"                                   Hong Kong dollars, the lawful currency of Hong Kong

"Hong Kong"                             the Hong Kong Special Administrative Region of the People's Republic of China

"Lead Managers"                         J.P. Morgan Securities Ltd., Merrill Lynch International and UBS AG

"Listing Rules"                         the Rules Governing the Listing of Securities on the Stock Exchange

"Maturity Date"                         the date (expected to be on 15th December, 2009, or such other date as the Company and the Lead Managers may agree) on which the Bonds mature

"Offering Circular"                     the offering circular to be prepared and issued by the Company for use in connection with the issue and listing of the Bonds on the Stock
                                        Exchange

"Option"                                The option granted by the Company to the Lead Managers pursuant to which the Lead Managers may require CNOOC Finance (2004) to issue further Bonds with an aggregate principal amount of up to US$150 million (equivalent to approximately HK$1,166 million)

"Share(s)"                              ordinary shares of HK$0.02 each in the share capital of the Company

"Shareholder(s)"                        holder(s) of Shares

"Stock Exchange"                        The Stock Exchange of Hong Kong Limited

"Subscription Agreement"                the conditional subscription agreement entered into between the
                                        Company, CNOOC Finance (2004), Managers and the Lead Managers on 25th
                                        November, 2004

"Trading day"                           a day on which the Stock Exchange is open for dealing business

"Trustee"                               the trustee to be appointed by the Company and to be approved by the
                                        Lead Managers in connection with the issue of the Bonds

"United States or U.S."                 the United States of America, its territories and possessions, any
                                        State of the United States, and the District of Columbia

%                                       per cent.

                                                                                  By order of the Board of
                                                                                         Cao Yunshi
                                                                                      Company Secretary
Hong Kong, 25th November, 2004

In this announcement, US$ are translated into HK$ at an exchange rate of US$1 to HK$7.77 for the purpose of illustration.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             CNOOC Limited


                                             By: /s/ Cao Yunshi
                                                 -----------------------------
                                                 Name: Cao Yunshi
                                                 Title:  Company Secretary

Dated: November 29, 2004